Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION

OF

DEVRY INC.

It is hereby certified that:

1.           The name of the corporation (hereinafter called the “Corporation”) is DeVry Inc.

2.           The Restated Certificate of Incorporation of the Corporation is hereby amended by striking out ARTICLE FIRST thereof in its entirety and by substituting in lieu of said Article the following new ARTICLE FIRST:

“FIRST: The name of the Corporation is DeVRY EDUCATION GROUP INC. (hereinafter the “Corporation”).”

3.           The amendment of the Restated Certificate of Incorporation herein certified has been duly adopted and has been given in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Dated as of: November 6, 2013

/s/ Daniel Hamburger
Daniel Hamburger
Chief Executive Officer and President